SECURITIES AND EXCHANGE COMMISSION

                  WASHINGTON, D.C. 20549





                        FORM 11-K

[X] ANNUAL  REPORT PURSUANT TO SECTION  15(d)  OF  THE
    SECURITIES EXCHANGE ACT OF 1934
        for the fiscal year ended December 31, 1998
        Commission File Number 1-5480


        A.  Full title of the plan and address of the plan:

                   TEXTRON SAVINGS PLAN
                   40 Westminster Street
                   Providence, Rhode Island 02903

       B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
                   TEXTRON INC.
                   40 Westminster Street
                   Providence, Rhode Island 02903


    REQUIRED INFORMATION

    Financial Statements and Exhibit

    The   following  Plan  financial  statements  and  schedules   prepared   in
    accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by
    Item 4 of Form 11-K:

    Report of Independent Auditors
    Statement of Net Assets Available for Benefits for each of the two years ended December 31, 1998 and 1997
    Statement of Changes in Net Assets Available for Benefits for each of the two years ended December 31, 1998 and 1997
    Notes to financial statements

    Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment Purposes
    Item 27d - Schedule of Reportable Transactions

    The Consent of Independent Auditors is filed as an exhibit to this Annual Report.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee appointed by the Board of Directors of Textron Inc. to administer the Plan has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

                             TEXTRON SAVINGS PLAN

                             By: /s/Michael D. Cahn
                                    Attorney-in-fact

                             Date:  June 28, 1999









                              Financial Statements
                           and Supplemental Schedules

                              Textron Savings Plan

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors


                              Textron Savings Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1998 and 1997





                                    Contents


Report of Independent Auditors                                      1

Audited Financial Statements

Statement of Net Assets Available for Benefits With Fund            2
  Information, December 31, 1998
Statement of Net Assets Available for Benefits With Fund            3
  Information, December 31, 1997
Statement of Changes in Net Assets Available for Benefits With      4
  Fund Information, Year ended December 31, 1998
Statement of Changes in Net Assets Available for Benefits With      5
  Fund Information, Year ended December 31, 1997
Notes to Financial Statements                                       6

Supplemental Schedules

Line 27a--Schedule of Assets Held for Investment Purposes           15
Line 27d--Schedule of Reportable Transactions                       17

                         Report of Independent Auditors

Textron Inc.
Plan Sponsor
Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of Textron Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                               /s/Ernst & Young LLP
                               ERNST & YOUNG LLP
May 27, 1999

                               Textron Savings Plan

      Statement of Net Assets Available for Benefits with Fund Information
                                 (In Thousands)

                                December 31, 1998

                                                                   Fund Information
                                               Fund          Fund         Fund        Fund         Loan
                                                 A            B            C           H           Fund          Total
Assets
Investments, at fair value
 (Notes 2 and 3):
 Textron Inc. Common Stock                 $1,694,963    $        -    $       -    $     -      $         -   $1,694,963
 U.S. Government securities                         -             -         3,875         -              -          3,875
 Mortgage-backed securities                         -             -        11,430         -              -         11,430
 Common/collective trust funds                   1,102      201,030        20,249       211              -        222,592
 Participant notes receivable                        -            -             -         -          16,391        16,391
Total investments                           1,696,065       201,030        35,554       211          16,391     1,949,251

Insurance contracts, at contract
 value (Notes 2 and 3)                         -                  -        116,155      -                 -       116,155
Total investments                          1,696,065        201,030        151,709      211          16,391     2,065,406

Receivables:
 Employee contributions                            -           301              65       -               -            366
 Investment income                             6,354            -               97       1              74          6,526
 Interfund receivable (payable)               (1,331)          536             795       -               -             -
  Other                                           27            84             130       -               -             241
Total receivables                              5,050           921          1,087       1               74         7,133
Total assets                               1,701,115        201,951        152,796      212         16,465      2,072,539
Liabilities
Payables:
 Excess employer contributions                 1,638             -              -         -             -            1,638
Total liabilities                              1,638             -              -         -             -            1,638
Net assets available for benefits          $1,699,477    $201,951     $152,796     $    212        $16,465     $2,070,901

                       See notes to financial statements.

                              Textron Savings Plan

      Statement of Net Assets Available for Benefits with Fund Information
                                 (In Thousands)

                                December 31, 1997

                                                                 Fund Information
                                            Fund         Fund         Fund          Fund          Loan
                                             A            B             C             H           Fund          Total
Assets
Investments, at fair value
 (Notes 2 and 3):
 Textron Inc. Common Stock              $1,475,645   $    -        $    -       $    -        $    -       $  1,475,645
 U. S. Government securities                     -        -         11,882           -             -             11,882
  Common/collective trust funds              4,160  155,836          7,555          75             -            167,626
 Participant notes receivable                    -        -             -            -         5,533              5,533
Total investments                       1,479,805    155,836       19,437           75         5,533          1,660,686
Insurance contracts, at contract
 value (Notes 2 and 3)                           -         -       128,530           -           -               128,530
Total investments                       1,479,805    155,836       147,967          75        5,533           1,789,216

Receivables:
 Investment income                          5,897          4           763            -            -              6,664
 Interfund receivable (payable)             (405)          47          358            -            -                 -
 Other                                        57            1           -             -            -                58
Total receivables                           5,549          52        1,121            -            -             6,722

Total assets                           1,485,354    155,888       149,088          75        5,533           1,795,938

Liabilities
Payables:
 Excess employer contributions              595         197           172           -             -                964
 Investments purchased                    1,981           -           709           -             -              2,690
Total liabilities                         2,576         197           881           -             -              3,654
Net assets available for benefits       $1,482,778   $155,691     $148,207      $  75         $    5,533   $  1,792,284



See notes to financial statements.


                              Textron Savings Plan

 Statement of Changes in Net Assets Available for Benefits with Fund Information
                                 (In Thousands)

                          Year ended December 31, 1998

                                                     Fund Information
                                           Fund         Fund          Fund           Fund          Loan
                                            A             B             C              H           Fund          Total
Additions to net assets
 attributed to:
Investment income:
 Net appreciation in fair value
   of investments (Note 3)            $   310,610    $  44,545      $   25            $-         $    -  $    355,180
 Dividends                                 25,883            -           -             -              -        25,883
 Interest                                     124           31       9,305             9          1,047        10,516
                                          336,617       44,576       9,330             9          1,047       391,579
Contributions:
 Participants                              69,074       15,349       9,340             -              -        93,763
 Employer, net                             39,847            -           -             -              -        39,847
                                          108,921       15,349       9,340             -              -       133,610
Total additions                           445,538       59,925      18,670             9           1,047      525,189

Deductions from net assets
 attributed to:
   Benefits paid to participants          204,225       15,548      19,757            56          4,636        244,222
   Administrative expenses                  1,945          217         188             -              -         2,350
Total deductions                          206,170       15,765      19,945             56         4,636        246,572

Net increase (decrease) prior             239,368       44,160      (1,275)           (47)       (3,589)        278,617
 to interfund transfers
Interfund transfers, net                 (22,669)        2,100       5,864            184        14,521              -

Net increase                              216,699       46,260       4,589            137         10,932         278,617
Net assets available for benefits:
 Beginning of year                      1,482,778      155,691    148,207                 75   5,533          1,792,284
 End of year                          $ 1,699,477    $ 201,951   $152,796              $ 21  $16,465          $2,070,901


See notes to financial statements.


                              Textron Savings Plan

 Statement of Changes in Net Assets Available for Benefits with Fund Information
                                 (In Thousands)
                                                                   Year ended December 31, 1997

                                                           Fund Information
                                             Fund          Fund          Fund         Fund       Loan
                                              A              B             C           H         Fund           Total
Additions to net assets attributed
 to:
 Investment income:
   Net appreciation (depreciation)
     in fair value of investments
     (Note 3)                            $375,300      $   38,944     $    (59)    $     -    $      -          $414,185
   Dividends                               24,104               -             -          -           -            24,104
   Interest                                   121              21         9,676          8           1             9,827
                                          399,525          38,965         9,617          8           1           448,116
Contributions:
 Participants                              61,433          12,934         8,388          -           -            82,755
 Employer, net                             35,263               -             -          -           -            35,263
                                           96,696          12,934         8,388          -           -           118,018
Total additions                           496,221          51,899        18,005          8           1           566,134

Deductions from net assets
 attributed to:
 Benefits paid to participants            206,854           16,731        28,319        131          79           252,114
 Participant rollovers due to
   sale of division (Note 5)                7,967           1,070         1,229          -           -            10,266
 Administrative expenses                    1,425             140           172          -           -             1,737
Total deductions                          216,246          17,941        29,720        131          79           264,117

Net increase (decrease) prior             279,975          33,958      (11,715)      (123)        (78)           302,017
 to interfund transfers
Interfund transfers, net                   (6,627)           1,976         (956)         37       5,570                 -
Net increase (decrease)                   273,348          35,934      (12,671)       (86)       5,492           302,017

Net assets available for benefits:
 Beginning of year                        1,209,430        119,757       160,878        161          41         1,490,267
 End of year                             $1,482,778     $  155,691     $ 148,207    $    75    $  5,533       $ 1,792,284

See notes to financial statements.

                              Textron Savings Plan

                          Notes to Financial Statements

                           December 31, 1998 and 1997

1.  Description of Plan

General

The Textron Savings Plan (the "Plan") is an employee stock ownership plan covering substantially all domestic employees of Textron Inc. ("Textron"). For a description of the Plan, refer to the Summary Plan Description available at the Human Resources office of Textron. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is currently administered under the terms of a Trust Agreement, dated March 3, 1997, with State Street Bank and Trust Company (the "Trustee").

Investment Options

The Plan allows participants to direct their employee contributions to Fund A, B, or C. Participants must contribute at least 50% to Fund A. Fund H is available to any participant who has attained age 55 and completed ten years of service with Textron. Employer contributions are invested entirely in Fund A.

Fund A invests primarily in Textron Inc. Common Stock that is either purchased by the Trustee or contributed by Textron.

Fund B invests primarily in the State Street Bank S&P 500 Index with Futures Fund which is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of common stocks included in Standard & Poor's Composite Index of 500 stocks.

Fund C may be invested in bonds, notes, debentures, government obligations, insurance contracts, mortgage-backed securities, short-term securities, money market instruments and other fixed income instruments at the discretion of Textron or an investment manager designated by Textron.

Fund H is invested in the State Street Bank and Trust Company Short Term Investment Fund, which is a portfolio of short-term instruments comprised primarily of demand master notes, certificates of deposit, and commercial paper.

At the discretion of the Trustee or other investment manager, a portion of the assets of Fund A, B, C, or H may be maintained in cash or invested in short-term securities (State Street Bank and Trust Company Short Term Investment Fund).

Contributions

Participants of the Plan are entitled to elect compensation deferrals within the limits prescribed by Section 401(k) of the Internal Revenue Code (the "Code"). Contributions from employees and employee compensation deferrals, which are matched 50% of the first 5% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants' wages. For the years ending December 31, 1998 and 1997, employee contributions included rollovers of approximately $3.4 million and $3.2 million, respectively.

Textron makes contributions to the Plan based on estimated contribution levels. In addition, Textron may make additional discretionary contributions. There were no discretionary contributions made by Textron in 1998 or 1997. The excess of the estimated contributions over the actual contributions by the participants is not allocated to participant accounts; rather such amounts are used to reduce future Textron contributions and are disclosed as an excess contribution in the statement of net assets available for benefits. In addition, all forfeitures arising out of a participant's termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions.

Unit Valuation

Plan equity is reported on a unit valuation basis except for Fund A, which is reported on a per share basis. Unit values are determined by dividing the Plan equity in each fund by the number of fund units outstanding.

At December 31, the number of units outstanding and the values for each unit were:

                          1998                              1997
                Number of         Value            Number           Value
Fund              Units          per Unit         Of Units        per Unit

B             22,952,153      $  8.798796         23,021,704    $   6.762800
C             56,121,219         2.722600         58,043,594        2.553375
H                99,952          2.123869             17,183        4.368733

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her accounts, to the extent then vested, shall become distributable. Distributions to participants whose accounts hold more than forty whole shares of Textron Inc. Common Stock shall be in the form of Textron Inc. Common Stock. Distributions to participants whose accounts hold forty or less whole shares of Textron Inc. Common Stock shall be in the form of cash unless the participant or beneficiary expressly requests Textron Inc. Common Stock. All other distributions shall be in the form of cash. An account will be distributed in a single payment if the value of the account is less than $5,000 when the account first becomes distributable. If the value of the account is $5,000 or more when the account first becomes distributable, a participant is not required to take a distribution immediately. However, current federal law requires Textron to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. Employees of discontinued operations become fully vested upon approval of the Textron Benefits Committee. The Plan provides for full vesting of a participant's account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Benefits are recorded when paid.

Vesting

Textron's 50% matching contributions vest based on the length of participation in the Plan as follows:

        Months of Participation                   Ownership Interest

   24 months but less than 36 months                   25%
   36 months but less than 48 months                   50%
   48 months but less than 60 months                   75%
   60 months or more                                   100%

A separate account is maintained for each participant and is increased monthly by (a) the participant's contributions and compensation deferrals, (b) Textron's 50% matching contribution, and annually by the pro rata share of additional discretionary contributions made by Textron, if any, and (c) the pro rata share of income.

Plan Termination

Although it has not expressed any intent to do so, Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant Notes Receivable

Active participants may have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000 less the participant's highest outstanding loan balance during the twelve-month period preceding the new loan request. Interest is charged at a rate of Bankers Trust Prime Rate plus 1%. A $50 fee will be charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

2.  Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Textron Inc. Common Stock is valued at the New York Stock Exchange closing price on the last business day of the Plan year. U.S. Government securities are valued at fair value as determined by quoted market price. The State Street S&P 500 Index with Futures Fund is valued at the redemption price established by the fund's Trustee which is generally based on the fair value of the underlying assets. Valuations of equity investments in mortgage-backed securities are estimated by external asset managers. Factors such as real estate type, market conditions, property performance, valuation of comparable properties, and consultation with external real estate advisors are considered in determining fair value. The State Street Bank and Trust Company Short Term Investment Fund includes pooled temporary investments and are stated at cost which approximates market value. Participant notes receivable are valued at their outstanding balances which approximates fair value.

Insurance contracts are fully benefit responsive and are valued at contract value (Note 3) which represents contributions made under the contract, plus accrued interest less funds used to pay employee withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Dividends, interest and other distributions received by the Plan are reinvested in the fund in which earned.

Administrative Expenses

All administrative expenses are paid from Plan assets.

3.  Fair Value of Investments

The  Plan's  investments are held by a bank-administered trust fund.   The  fair
value of individual investments that represent 5% or more of the fair value of the Plan's net assets is as follows:

                                                                December 31
                                                           1998                1997
                                                       (Dollar amounts in thousands)
Investments at fair value as determined by
 quoted market price:
   Textron Inc. Common Stock                       $      1,694,963       $ 1,475,645
Investments at estimated fair value:
 State Street S&P 500 Index with
 Futures Fund                                               200,848           154,501

During 1998 and 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

                                                                 December 31
                                                           1998               1997
                                                                (In thousands)

Investments at fair value as determined by
 quoted market price:
   Textron Inc. Common Stock                         $       310,610       $  375,300
   U.S. Government securities                                     51             (18)
                                                             310,661          375,282
Investments at estimated fair value:
 Common/collective trust funds                                44,545           38,944
 Mortgage-backed securities                                     (26)             (41)
                                                     $       355,180       $  414,185

Statement  of  Financial Accounting Standards No. 107, "Disclosures  about  Fair
Value of Financial Instruments," (FAS 107) requires disclosure of fair value information about all financial instruments held or owned by a plan except for certain excluded instruments and instruments for which it is not practicable to estimate fair value. Note 2 describes the methods and assumptions used in determining the fair value of all Plan investments except insurance contracts.

The estimated fair value of the Plan's investment in guaranteed insurance contracts was determined by discounted cash flow analyses using U.S. Treasury
Note interest rates with maturities similar to the remaining terms of the guaranteed insurance contracts. The estimated fair value of such contracts was approximately $116 million and $131 million at December 31, 1998 and 1997, respectively. The average yield approximated 4.48% and 5.70% for the years ended December 31, 1998 and 1997, respectively, on contracts with crediting interest rates ranging from 4.67% to 8.28% for both 1998 and 1997.

The fair values of insurance contracts presented herein are estimates of the fair value of the insurance contracts at a specific point in time using available market information and appropriate valuation methodologies. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the fair values presented are not necessarily indicative of amounts the Plan could realize or settle currently. The Plan does not necessarily intend to dispose of or liquidate such instruments prior to maturity.

4.  Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             December 31
                                                       1998                 1997
                                                            (In thousands)

Net assets available for benefits
 per financial statements                      $  2,070,901           $  1,792,284
Amounts allocated to withdrawn                     (36,910)               (24,866)
 participants
Net assets available for benefits
 per Form 5500                                 $  2,033,991           $  1,767,418

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                         1998          19967
                                                           (In thousands)

Benefits paid to participants per the
 financial statements                               $  244,222     $  252,114
Add:  Amounts allocated on Form 5500
 to withdrawn participants at the
 end of the year                                        36,910         24,866
Less:  Amounts allocated on Form 5500
 to withdrawn participants at the
 beginning of the year                                (24,866)       (41,632)
Benefits paid to participants per Form 5500         $  256,266     $ 235,348

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid as of that date.

5.  Participant Rollovers due to Sale of Division

During 1996, Textron sold the Textron Aerostructures division. In conjunction with this sale, during 1997, the accounts of the participants employed by this division were rolled into the qualified plan of the purchaser.

6.  Party-in-Interest Transactions

The Plan invests in mutual funds managed by State Street Bank and Trust Company, who is also the Plan's trustee. Therefore, these transactions qualify as party-in-interest transactions.

7.  Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 3, 1995, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Service Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax exempt as of the financial statement date.

8.  Subsequent Events

Effective October 1999, Putnam Investments will become the Plan's recordkeeper and trustee. The Plan will move from a monthly to a daily valuation and will provide participants the opportunity to increase diversification and utilize the Plan more effectively.

9.  Year 2000 Issue (Unaudited)

Many computer programs, including those used by Textron and Textron's suppliers (including third-party service providers to the Plan), use only two digits to identify a year, and were not designed to handle years beginning after 1999. These programs, some of which are critical to operations, could fail to properly process data that contain dates after 1999 unless they are modified. Textron commenced a company-wide effort to substantially complete the necessary modifications to its computer programs by early 1999. Textron also is working with its principal suppliers (including third-party service providers to the Plan) and customers to ensure that problems in their computer programs will not materially affect Textron or the Plan. Textron believes it is on track to resolve this issue in a timely fashion without having a material adverse effect on the business, operations or financial condition of Textron and of the Plan.

Supplemental Schedules


                              Textron Savings Plan

                    Employer Identification Number 05-0315468
                                 Plan Number 030

            Line 27a--Schedule of Assets Held for Investment Purposes
                                 (In Thousands)

                                December 31, 1998


                                                 Number of Shares
                                                     or Units                                  Fair
              Identity of Issue                                            Cost               Value

Common Stock:
 Textron Inc.*                                           22,321     $      559,126      $1,694,963

Common/Collective Trust Funds:
 State Street S&P 500 Index w/Futures
   Fund*                                                    981     $      130,847      $      200,848
 State Street Bank and Trust Company
   Short Term Investment Fund*                           21,744             21,744              21,744
Total Common/Collective Trust Funds:                                $      152,591      $      222,592

Insurance Contracts:
 Metropolitan Life Ins. Co.*
   Matures 3/01/99; 5.27%                                 1,925       $      1,925      $        1,925
   Matures 3/31/99; 5.11%                                 3,196              3,196               3,196
   Matures 5/15/99; 7.38%                                 6,957              6,957               6,957
 N.Y. Life Insurance Co.
   Matures 8/16/99; 7.33%                                 6,834              6,834               6,835
 Commonwealth Life Insurance Co.
   Matures 1/5/99; 8.28%                                  6,867              6,867               6,867
 Hartford Life Insurance Co.
   Matures 1/4/99; 7.97%                                  6,788              6,788               6,788
 AIG Life Insurance Co.
   Matures 9/15/01; 6.90%                                 5,822              5,822               5,826
 Allstate Insurance Co.
   Matures 12/15/00; 6.87%                               10,031             10,031              10,036
 Cuisse Des Depots Group
   Matures 12/15/00: 5.64%                                9,900              9,900               9,901

 John Hancock Mutual Life Ins. Co.
   Matures 6/15/01; 6.71%                                5,612                5,612              5,615
   Matures 6/30/00; 6.50%                                6,201                6,201              6,203
   Matures 9/15/01; 7.15%                                5,855                5,855              5,859
 State Street Bank
   Matures 9/15/06; 6.2%*                               19,364               19,364             19,385
 Principal Mutual Life
   Matures 6/14/01; 6.58%                                8,947                8,947              8,952
 SunAmerica Life Insurance Co.
   Matures 6/15/00; 5.85%                               11,856               11,856             11,858
Total Insurance Contracts                                                 $ 116,155     $      116,203

Mortgage-backed Securities:
 Residential Asset Security Mortgage
   Matures 3/25/26; 5.46%                                2,720                2,727              2,727
 Country Wide Home Equity
   Matures 1/15/28; 5.72%                                3,771                3,770              3,708
 First USA Credit Card
   Matures 9/18/06: 5.28%                                5,000                4,995              4,995
Total Mortgage-backed Securities:                                   $        11,492     $       11,430

U.S. Government Securities
 Federal Home Loan Mortgage
   Matures 5/15/21; 5.00%                                4,000      $         3,824     $        3,875
Participant notes receivable (with
 interest rates ranging from 9.5%                                                 -             16,391
 to 11%)
Total assets held for investment purposes                           $       843,188     $    2,065,454


 * Indicates party-in-interest to the Plan


                              Textron Savings Plan

                    Employer Identification Number 05-0315468
                                 Plan Number 030

                  Line 27d--Schedule of Reportable Transactions
                                 (In Thousands)

                          Year ended December 31, 1998


                                                                                             Current
                                                      Purchase     Selling      Cost of      Value of     Net Gain
  Identity of                Description                Price       Price       Assets       Asset on      (Loss)
     Party                                                                                 Transaction
                                                                                               Date

Category (iii) -- Individual transactions in excess of 5% of plan assets

**                Sale of 6,255 shares of
                    Textron Inc. Common Stock
                    in 23 transactions                           $ 285,128    $   145,644              $   139,484

**                Purchase of 4,965 shares
                    of Textron Inc. Common
                    Stock in 86 transactions         $ 193,837                    193,837   $193,837

State Street      Sale of 212,405 shares of
Bank*               State Street Bank and Trust
                    Co. Short Term Investment
                    Fund in 188 transactions                       212,405       212,405


State Street      Purchase of 221,024 shares of
Bank*               State Street Bank and Trust
                    Co. Short Term Investment
                    Fund in 313 transactions           221,024                    221,024    221,024


There were no category (i), (ii), or (iv) reportable transactions during the year.

*  Indicates party-in-interest to the Plan
** Transactions made on the market.